FORM 6-K

Securities and Exchange Commission
washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Announce Year-End and Fourth Quarter Fiscal 2015 Results on Friday, March 27th, 2015	1.
2.	CeBIT 2015: SecuTABLET - The Secure Tablet for Public Sector and Enterprises	2.
3.	Introducing the Porsche Design P’9983 Graphite Smartphone from BlackBerry	3.
4.	BlackBerry Care Protection Plan Gives Mobile Professionals Peace of Mind	2.

Document 1

NEWS RELEASE

March 13, 2015
FOR IMMEDIATE RELEASE

BlackBerry to Announce Year-End and Fourth Quarter Fiscal 2015 Results on Friday, March 27th, 2015

Waterloo, ON - BlackBerry® (NASDAQ: BBRY; TSX: BB) will be reporting results for the year-end and fourth quarter of fiscal 2015 on March 27th, 2015. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-888-503-8168 or by logging on at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 10 am ET by dialing 1-647-436-0148 and entering pass code 8015758# or by clicking the link above. This replay will be available until midnight ET April 10th, 2015.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

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Investor Contact:
BlackBerry Investor Relations
1-519-888-7465
investor_relations@blackberry.com

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

March 14, 2015
FOR IMMEDIATE RELEASE

CeBIT 2015: SecuTABLET - The Secure Tablet for Public Sector and Enterprises

•	Secusmart collaborates with IBM and Samsung to deliver global expertise

•	SecuTABLET provides high-security mobile communication for national and international authorities.

Düsseldorf, March 14, 2015 - Secusmart, a BlackBerry company, is presenting with IBM at CeBIT 2015, the SecuTABLET, a high-security tablet based on the Samsung Galaxy Tab S 10.5. With the new secure tablet for national and international public sector markets and enterprises, data that is subject to special security requirements can be used on the move. Personal applications or those that are not additionally secured, such as Facebook, YouTube, Twitter and WhatsApp, can also be used.

The solution is undergoing certification at the German Federal Office for Information Security for the German VS-NfD (classified - for official use only) security rating.

The SecuTABLET is a new, secure tablet that supplements the SecuSUITE for BlackBerry 10 portfolio and can be seamlessly integrated into existing SecuSUITE infrastructures.

“Security is ingrained in every part of BlackBerry’s portfolio, which includes voice and data encryption solutions,” said Dr. Hans-Christoph Quelle, CEO of Secusmart GmbH, a BlackBerry company. “National and international government customers have entrusted their voice and data communications with the Secusmart Security Card for years. This same technology is what secures the new SecuTABLET. Working alongside IBM and Samsung, we have added the last link in the chain of the Federal Security Network. Subject to certification of the SecuTABLET, German government agencies will have a new way to access BlackBerry’s most secure and complete communications network in the world.”

Joint expertise for global security of communication

The IBM Institute for Business Value (IBV) study on Mobility Impact notes that 63 percent of public sector respondents would appreciate mobile access to their specialized applications like budget and controlling. These data are subject to special security requirements. Access via conventional mobile devices is ruled out.

“The SecuTABLET closes a supply gap and opens up for government and administrations an opportunity to derive greater benefit from digitization and the mobile Internet, with system integration as a fundamental success factor,” said Stefan Hefter, Senior Management Consultant with IBM. “We have contributed our longstanding expertise as a system integrator for mobile solutions. The technology used to make mobile apps secure by means of so-called wrapping has already proven its worth in the United States.”

IBM has provided the secure app wrapping technology for the SecuTABLET, and assists in implementing the high security solutions by Secusmart within the infrastructures of the various clients inside the governmental sector.

As a BlackBerry company, Secusmart enhances the company’s commitment to remaining the leading provider in enterprise mobile security. BlackBerry is the only mobile device management (MDM) vendor that has achieved the “Full Operational Capability” level of certification for operation on U.S. Department of Defense Networks. Furthermore, BlackBerry 10 smartphones were the first to be approved by NATO for classified communications up to “Restricted” level.

Secusmart GmbH (www.secusmart.com), a BlackBerry company (BlackBerry - NASDAQ: BBRY, TSX:BB), is the leading expert in the development and implementation of comprehensive olutions for protecting businesses and governments from electronic eavesdropping. The Düsseldorf-based company’s latest innovation is the high-security SecuTABLET, which has been created with IBM and Samsung for use by national and international government agencies and companies. The anti-eavesdropping app Vodafone Secure Call ensures companies can make secure mobile voice calls regardless of the platform and device being used. Since the start of 2015, one of the solutions for securing communications and protecting companies from corporate espionage has been sold to German business customers by Vodafone Germany, the solution’s first marketing and distribution partner. With its SecuSUITE for BlackBerry 10 high-security solution, Secusmart also protects the mobile communications of German and foreign governments as well as agencies and organisations responsible for providing emergency services.

For more about IBM visit www.ibm.com/de

Contacts:
Secusmart GmbH, Heinrichstrasse 155, 40239 Düsseldorf, Press Officer Swenja Kremer, tel. +49 (0)211 447399-251, mobile +49 (0)151-54360563, fax +49 (0)211-447396-251, e-mail presse@secusmart.com, web www.secusmart.com, twitter: https://twitter.com/SwenjaKremer

IBM Deutschland GmbH, Hollerithstrasse 1, 81829 München, Christine Paulus, Corporate Communications, tel. +49 (0)151 14 270 446, e-mail: Christine.Paulus@de.ibm.com euromarcom public relations GmbH, Mühlhohle 2, 65205 Wiesbaden, tel. +49 (0)611-973150, fax +49 (0)611 719 290, e-mail team@euromarcom.de, web www.euromarcom.de

Document 3

March 16, 2015
FOR IMMEDIATE RELEASE

Introducing the Porsche Design P’9983 Graphite Smartphone from BlackBerry
Beyond Luxury

Stuttgart/Waterloo. Porsche Design and BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced the new Porsche Design P’9983 Graphite smartphone from BlackBerry®. This new member to the P’9983 family will provide exclusive graphite-metallic colored elements and the finest, hand-wrapped leather on the back door cover. This new Porsche Design P’9983 Graphite smartphone from BlackBerry will combine a unique stylish design from an iconic, timeless brand with the fluid and effortless productivity experience of BlackBerry® 10 technology.

The P’9983 Graphite smartphone from BlackBerry is exclusively designed by Porsche Design and engineered using the highest quality materials. Porsche Design has collaborated with BlackBerry to design a keyboard with an exclusive keypad with specially crafted glass-like keys with the durability of rigid synthetic material, plus blackened glass and a graphite stainless steel color frame. Finally, an exclusive Porsche Design PIN ID group - 2AAXXXXX, sets you apart and makes you instantly recognized among other Porsche Design users.

“The iconic styling of the new P’9983 Graphite from BlackBerry is technically inspired with longevity, integrity, and individuality at its core,” says Roland Heiler, Chief Design Officer of the Porsche Design Group. “And it will offer a new way to express individual style with the luxury of being one step ahead.”

“The P’9983 Graphite from BlackBerry was built especially for those who strive for success every day. This professional tool will deliver superior productivity, ultimate security and privacy as well as effective communication and collaboration,” said Ron Louks, President, Devices and Emerging Solutions at BlackBerry.
Bringing together timeless aesthetics with best-in-class security, the new Porsche Design P’9983 smartphone will offer the full benefits of the BlackBerry 10 platform, with key features such as:

•
A revolution of the classic BlackBerry® QWERTY Keyboard - The unique, elegantly-designed BlackBerry QWERTY keyboard continues to provide the very best typing experience. The additional personalized auto-correction and next word suggestion help to type faster, more accurately and with less effort. This superior keyboard also has an exclusive keypad with specially crafted glass-like keys with the durability of rigid synthetic material.

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Secure communication and collaboration - BlackBerry brings world class security through BBM™ instant messaging for your business and personal needs, so you can feel safe in the knowledge all your communications are safe and secure.

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Unique PIN - The Porsche Design P’9983 Graphite smartphone from BlackBerry provides an exclusive Porsche Design PIN ID group - 2AAXXXXX that sets you apart and makes you instantly recognizable among other Porsche Design users.

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BlackBerry® Blend - BlackBerry Blend brings messaging and content that’s on your BlackBerry smartphone to your computer and tablet. Get instant notifications, read and respond to your work and personal messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry.

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A Personal Assistant In The Palm Of Your Hand - BlackBerry® Assistant allows you to manage your work and personal email, contacts, calendar and other BlackBerry 10 features through both voice and text commands.

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BlackBerry® Hub - BlackBerry Hub is the one place to manage all your conversations and notifications. The BlackBerry Priority Hub intelligently filters messages to give you instant access to the conversations and content most essential to you, helping you stay organized and focused on the most important tasks. And with Instant Actions in the Hub you can quickly delete or file multiple messages.

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Exceptional battery performance - Battery power designed to keep up with you. BlackBerry is well known for amazing battery life. With an impressive 2100 mAh battery and optimization of power consumption in BlackBerry 10, the P’9983 Graphite delivers exceptional battery performance. Have peace of mind knowing you can be productive and in touch with people that matter when it matters.

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More ways to access apps - On BlackBerry 10, now you can discover and download both Android and BlackBerry apps. Access essential business and productivity apps through BlackBerry® World™ and your favorite Android apps and games with the Amazon Appstore.* Whether it’s for work, or play, we’ve got the apps for you.

Exclusive Accessories
Find your individual look with exclusive Porsche Design accessories that have been specially selected to perfectly complement your new P’9983 Graphite smartphone from BlackBerry. In the box, you will find everything you need including a premium stereo headset, an international charging kit, a polishing cloth and a USB cable for high-speed data transfer. You will be able to personalize your device with an exclusively hand-crafted back door, made from fine Italian leather. Choose from eight exquisite colors for a look that best suits you. Or protect your smartphone with an exclusive, custom-designed leather pocket. This case includes intuitive technology that helps preserve battery power, and an exclusive LED jewel message indicator.
The Porsche Design P’9983 Graphite smartphone from BlackBerry will be available from Porsche Design stores, select carriers and retailers around the world in the coming weeks. For more information about the new P’9983 Graphite from BlackBerry please visit www.blackberry.com/p9983.
*Android app support and compatibility will vary by smartphone and/or software version.
# # #
Forward-looking bar statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

About Porsche Design
Porsche Design is a luxury brand and was founded in 1972 by Professor Ferdinand Alexander Porsche. The products represent functional, timeless and purist design, and boast an impressive level of innovation. All products are designed by the Porsche Design Studio and are sold around the world in the brand's own shops, as well as in franchises, concessions, high-end department stores, exclusive specialist retailers and in the official online store (www.porsche-design.com).

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Press Contact:

BlackBerry Media Relations (519) 888-7465 x77273 mediarelations@BlackBerry.com	Porsche Design Group Christian Weiss Head of Public Relations Tel.: +49 [0] 711 911-12943 E-Mail: christian.weiss@porsche-design.de

Document 4

MARCH 16, 2015
FOR IMMEDIATE RELEASE

BlackBerry Care Protection Plan Gives Mobile Professionals Peace of Mind

New extended hardware service plan provides BlackBerry customers with up to two years of accidental damage protection and an extra year of mechanical and electrical breakdown coverage

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today the BlackBerry® Care Protection Plan, an affordable hardware protection plan offering extended coverage, including accidental damage from handling, on the BlackBerry® Leap, BlackBerry® Classic and BlackBerry® Passport for customers in North America.

“We know our BlackBerry users are productive mobile professionals who rely heavily on their smartphones to power them through the day,” said Ron Louks, President of Devices and Emerging Solutions at BlackBerry.
“The BlackBerry Care Protection Plan gives our customers that extra confidence in knowing that repair costs are covered should they experience a mechanical or electrical failure or damage from a liquid spill or accidental drop. With convenient monthly payments, covering a device has never been easier, giving users peace of mind so that they can focus on what matters most - doing and achieving more.”

The BlackBerry Care Protection Plan is built with BlackBerry users in mind. These mobile professionals are always on-the-go and see their smartphones as essential tools to drive communication, collaboration and productivity. They cannot skip a beat, so BlackBerry has created the BlackBerry Care Protection Plan that offers users the following:

•	An additional year of coverage for mechanical and electrical breakdown due to device defects that occur after BlackBerry’s standard one year limited warranty expires,

•	Coverage for accidental damage from handling (such as damage resulting from dropping the device, liquid spillage, or in association with screen breakage), and

•	The option of a smartphone replacement to minimize downtime in the event of a claim.

The BlackBerry Care Protection Plan offers an easy and quick claims process. In the event of a claim, a BlackBerry Care Protection Plan customer service representative will personally walk a customer through their claim options; which may include a next-day delivery of a replacement device subject to delivery times and locations, or a device repair by BlackBerry.*

The BlackBerry Care Protection Plan is available to customers in the U.S. and Canada,** at a price of $3.49 USD ($4.25 CAD) per month for a BlackBerry Leap (upon in-market availability), $3.99 USD ($4.75 CAD) per month for a BlackBerry Classic, and $4.49 USD ($5.25 CAD) per month for a BlackBerry Passport. The BlackBerry Care Protection Plan will have an affordable deductible of only $49 for a BlackBerry Leap, $99 for a BlackBerry Classic and $129 for a BlackBerry Passport. For more information on the BlackBerry Care Protection Plan, go to www.BlackBerry.com/Care. The BlackBerry Care Protection Plan is provided and administered by Warrantech Corporation, an AmTrust Financial Company.

*Each approved claim is subject to a deductible and plan limits. The number of claims available under the BlackBerry Care Protection Plan depends on the options chosen and the timing of the claim.
**The BlackBerry Care Protection Plan is available to new BlackBerry Passport, Classic and Leap customers for the first 30 days after purchase. For a limited time, BlackBerry will also extend this plan to U.S. and Canadian customers who have purchased a BlackBerry Passport or Classic since November 23, 2014 and who sign up for the plan between March 16 and April 12, 2015.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 16, 2015	By:	s/s James Yersh
(Signature)
James Yersh Chief Financial Officer